

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via E-mail
Mr. Greg McCunn
Chief Financial Officer
Keegan Resources Inc.
600-1199 West Hastings Street
Vancouver, British Columbia, Canada V6E 3T5

  Re: **Keegan Resources Inc.**
     Form 20-F for Fiscal Year ended March 31, 2010
     File No. 001-33580

Dear Mr. McCunn:

  We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         /s/ Karl Hiller

         Karl Hiller
         Branch Chief